Exhibit 21.1

Legal Name	Place of Incorporation
Funko Acquisition Holdings, L.L.C.	Delaware
Funko Holdings LLC	Delaware
Funko, LLC	Washington
Funko UK, Ltd.	United Kingdom
Loungefly, LLC	California